Exhibit 99.1

Canaan Inc. Reports Unaudited Fourth Quarter and Full Year 2020 Financial Results

Hangzhou, China, April 12, 2021 (GLOBE NEWSWIRE) — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months and twelve months ended December 31, 2020.

Fourth quarter 2020 Operating and Financial Highlights

Total computing power sold was 0.2 million Thash/s, representing a year-over-year decrease of 93.1% from 2.9 million Thash/s in the same period of 2019 and a quarter-over-quarter decrease of 93.1% from 2.9 million Thash/s in the third quarter of 2020.

Total net revenues decreased to RMB38.2 million (US$5.9 million) from RMB463.2 million in the same period of 2019 and RMB163.0 million in the third quarter of 2020.

Gross profit was RMB9.1 million (US$1.4 million) compared to a gross loss of RMB673.4 million in the same period of 2019 and a gross loss of RMB17.0 million in the third quarter of 2020.

Net loss narrowed to RMB72.0 million (US$11.0 million) from RMB798.2 million in the same period of 2019 and RMB86.4 million in the third quarter of 2020.

Non-GAAP adjusted net loss narrowed to RMB73.1 million (US$11.2 million) from RMB750.5 million in the same period of 2019 and RMB84.8 million in the third quarter of 2020.

Full Year 2020 Operating and Financial Highlights

Total computing power sold was 6.6 million Thash/s, representing a year-over-year decrease of 37.1% from 10.5 million Thash/s in 2019.

Total net revenues decreased to RMB447.7 million (US$68.6 million) from RMB1,422.6 million in 2019.

Gross profit was RMB37.8 million (US$5.8 million) compared to a gross loss of RMB516.0 million in 2019.

Net loss narrowed to RMB215.1 million (US$33.0 million) from RMB1,034.5 million in 2019.

Non-GAAP adjusted net loss narrowed to RMB212.1 million (US$32.5 million) from RMB764.3 million in 2019.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “Although the outbreak of COVID-19 caused supply chain disruptions and thus negatively impacted our revenues in the fourth quarter of 2020, our market leadership has enabled us to attain US$174 million of contracted orders with US$66 million of cash advance from customers as of December 31, 2020, thus laying a solid foundation for substantial revenue growth in 2021. During the fourth quarter, we fueled our overseas expansion, invested in our R&D capabilities, refined our supply chain management, and started mass production of our next-generation A12 series of bitcoin mining machines. All of those efforts have enabled us to begin delivering the A12 series of products at a large scale in the first quarter of 2021. In addition to fortifying our core mining machine business, we also achieved meaningful progress in our AI and Artificial IoT segments, both of which we believe have solid growth potential. After deep analysis of specific application use cases and the current market demand for computing power, we designed two new series of AI chips that will be in production in the second half of 2021.”

Mr. Tong He, Chief Financial Officer of Canaan, stated, “Due to supply chain disruptions, as the price of Bitcoin rallied in late 2020, we experienced a surge of demand for high-quality mining machines both in and outside of China. By leveraging our established market presence, we further optimized our international customer base and secured a large number of pre-orders from clients in both domestic and international markets, and streamlined our supply chain management to optimize our cash flow. Our abundant cash reserve gives us the confidence to expand our global client service coverage and develop more first-rate products going forward. Meanwhile, the rapid development of our new business initiatives should help us to launch into a new growth cycle and deliver increasing value to both our customer and shareholders over the long term.”

Fourth quarter 2020 Financial Results

Total net revenues in the fourth quarter of 2020 decreased to RMB38.2 million (US$5.9 million) from RMB463.2 million in the same period of 2019 and RMB163.0 million in the third quarter of 2020. The year-over-year and quarter-over-quarter decreases were mainly due to the decreases in total computing power sold. In the fourth quarter of 2020, although the market demand increased significantly with the rising of Bitcoin’s price, the Company did not have sufficient inventory to deliver to its customers.

Cost of revenues in the fourth quarter of 2020 decreased to RMB29.2 million (US$4.5 million) from RMB1,136.7 million in the same period of 2019 and RMB180.0 million in the third quarter of 2020. The year-over-year and quarter-over-quarter decreases in cost of revenues were in line with the changes in the Company’s Thash sales volume and cost per Thash.

Gross profit in the fourth quarter of 2020 was RMB9.1 million (US$1.4 million) compared to a gross loss of RMB673.4 million in the same period of 2019 and a gross loss of RMB17.0 million in the third quarter of 2020.

Total operating expenses in the fourth quarter of 2020 were RMB80.1 million (US$12.3 million), representing a decrease of 37.3% from RMB127.7 million in the same period of 2019 and an increase of 5.6% from RMB75.9 million in the third quarter of 2020.

Research and development expenses in the fourth quarter of 2020 were RMB40.1 million (US$6.1 million), representing a decrease of 37.0% from RMB63.6 million in the same period of 2019 and an increase of 24.7% from RMB32.1 million in the third quarter of 2020. The year-over-year decrease mainly reflected the changes in materials that the Company used for research and development purposes. The quarter-over-quarter increase was primarily driven by the increase in salary and welfare benefits for the Company’s research and development personnel.

Selling and marketing expenses in the fourth quarter of 2020 were RMB6.1 million (US$0.9 million) compared to RMB7.7 million in the same period of 2019 and RMB3.2 million in the third quarter of 2020. The year-over-year decrease was primarily driven by lower travel expenses due to the travel restrictions caused by the COVID-19 pandemic. The quarter-over-quarter increase was primarily driven by salary in the Company’s sales and marketing departments.

General and administrative expenses in the fourth quarter of 2020 were RMB33.9 million (US$5.2 million), representing a decrease of 40.0% from RMB56.4 million in the same period of 2019 and a decrease of 16.5% from RMB40.6 million in the third quarter of 2020. The decreases were mainly due to lower share-based compensation expenses in the fourth quarter of 2020.

Loss from operations in the fourth quarter of 2020 narrowed to RMB71.0 million (US$10.9 million) from RMB801.2 million in the same period of 2019 and RMB92.9 million in the third quarter of 2020.

Net loss attributable to ordinary shareholders in the fourth quarter of 2020 narrowed to RMB72.0 million (US$11.0 million) from RMB798.2 million in the same period of 2019 and RMB86.4 million in the third quarter of 2020.

Non-GAAP adjusted net loss in the fourth quarter of 2020 narrowed to RMB73.1 million (US$11.2 million) from RMB750.5 million in the same period of 2019 and RMB84.8 million in the third quarter of 2020. Non-GAAP adjusted net loss excludes share-based compensation expense. For further information, please refer to “Use of Non-GAAP Financial Measures” in this release.

Basic and diluted net loss per ADS in the fourth quarter of 2020 were both RMB0.46 (US$0.07). In comparison, basic and diluted net loss per ADS in the same period of 2019 were both RMB5.34. Basic and diluted net loss per ADS in the third quarter of 2020 were both RMB0.55. Each ADS represents 15 of the Company’s Class A ordinary shares.

Full Year 2020 Financial Results

Total net revenues in the full year of 2020 were RMB447.7 million (US$68.6 million) compared to RMB1,422.6 million in 2019. The decrease was mainly due to the year-over-year decline in total computing power sold and lower average selling price per Thash/s during the first three quarters of 2020. As the price of Bitcoin surged in the fourth quarter of 2020, the market demand for mining machines started to recover and the Company had received a large number of orders which were mainly scheduled for delivery in 2021.

Cost of revenues in the full year of 2020 decreased by 78.9% to RMB409.9 million (US$62.8 million) from RMB1,938.6 million in the full year of 2019. The year-over-year decreases in cost of revenues were in line with the changes in the Company’s Thash sales volume and cost per Thash.

Gross profit in the full year of 2020 was RMB37.8 million (US$5.8 million) compared to a gross loss of RMB516.0 million in the full year of 2019.

Total operating expenses in the full year of 2020 decreased by 45.8% to RMB291.6 million (US$44.7 million) from RMB538.5 million in the full year of 2019.

Research and development expenses in the full year of 2020 decreased by 17.1% to RMB140.0 million (US$21.5 million) from RMB169.0 million in the full year of 2019, primarily due to the changes in materials that the Company used for research and development purposes.

Sales and marketing expenses in the full year of 2020 decreased by 8.8% to RMB20.0 million (US$3.1 million) from RMB21.9 million in the full year of 2019. The reduction was mainly driven by lower travel expenses.

General and administrative expenses in the full year of 2020 decreased by 62.1% to RMB131.6 million (US$20.2 million) from RMB347.6 million in the full year of 2019. This year-over-year decrease was mainly due to the higher general and administrative expenses in the second quarter of 2019, during which share-based compensation expenses under general and administrative expenses were RMB213.1 million due to the excess of appraised fair value over the transfer price of ordinary shares transferred from existing shareholders to other existing shareholders who were also employees of the Company.

Loss from operations in the full year of 2020 narrowed to RMB253.9 million (US$38.9 million) from RMB1,054.5 million in the full year of 2019.

Net loss attributable to ordinary shareholders in the full year of 2020 narrowed to RMB215.1 million (US$33.0 million) from RMB1,034.5 million in the full year of 2019.

Non-GAAP adjusted net loss in the full year of 2020 narrowed to RMB212.1 million (US$32.5 million) from RMB764.3 million in the full year of 2019.

Basic and diluted net loss per ADS in the full year of 2020 were both RMB1.38 (US$0.21). In comparison, basic and diluted net loss per ADS in 2019 were both RMB7.21.

Contract liabilities as of December 31, 2020, increased to RMB430.4 million (US$66.0 million) from RMB8.3 million as of December 31, 2019, mainly due to increased down payments for the sales orders of Bitcoin mining machines to be delivered in 2021 and beyond.

As of December 31, 2020, the Company had cash and cash equivalents of RMB391.3 million (US$60.0 million) compared to RMB516.6 million as of December 31, 2019. The decrease was also attributable to higher short-term investments as the Company had invested RMB62.4 million (US$9.6 million) in short-term investments as of December 31, 2020, compared with RMB11.0 million(US$1.69 million) in short-term investments as of December 31, 2019. The Company purchased short-term financial products to generate higher returns on its capital. These investments are highly liquid and can be recouped at any time.

Business Outlook

As the price of Bitcoin started to move up in the fourth quarter of 2020, the Company believes that its revenue will be substantially improved in 2021 and expects that its total net revenues in the first quarter of 2021 will be not less than RMB400.0 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to changes, particularly in regards to the potential fluctuations in the price of Bitcoin as well as the impact of COVID-19 on the global economy.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Monday, April 12, 2021, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Fourth Quarter and Full Year 2020 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/8075184

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through April 20, 2021, by dialing the following numbers:

International:	+61-2-8199-0299
United States:	+1-646-254-3697
Hong Kong, China:	+852-3051-2780
Replay PIN:	8075184

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. provides high-performance computing solutions to efficiently solve complex problems. In 2016, Canaan successfully initiated the production of its first 16nm chip and passed the test to receive China’s national high-tech enterprise certification. In 2018, Canaan achieved major technological breakthroughs to launch the K210, the world’s first-ever RISC-V-based edge artificial intelligence (AI) chip, which is now widely used for access control in situations such as smart door locks and more. Canaan Inc. is currently focused on the research and development of advanced technology, including such areas as AI chips, AI algorithms, AI architectures, system on a chip (SoC) integration and chip integration. Using the AI chip as its base, Canaan Inc. has established an intellectual value chain. Canaan Inc. also provides a suite of AI service solutions and is able to tailor these solutions to the needs of its partners. For more information, please visit: investor.canaan-creative.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward–looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward–looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward–looking statements. Canaan Inc. may also make written or oral forward–looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20–F and 6–K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward–looking statements. Forward–looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward–looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F–1, as amended, and its annual reports on Form 20–F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward–looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan’s business, the Company considers and uses adjusted net income as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation expense.

Canaan believes that adjusted net income helps to identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that the Company excludes in adjusted net income. The Company believes that adjusted net income provides useful information about our operating results, enhances the overall understanding of Canaan’s past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure “adjusted net loss” is not defined under U.S. GAAP, is not presented in accordance with U.S. GAAP and has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Canaan’s business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP financial measure “adjusted net loss” may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Jack Wang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	516,607	391,310	59,971
Restricted cash	8,239	4,494	689
Short-term investments	11,005	62,386	9,561
Accounts receivable	2,872	7,128	1,092
Inventories	196,067	225,522	34,563
Prepayments and other current assets	206,020	316,366	48,484

Total current assets	940,810	1,007,206	154,360

Non-current assets:
Property, equipment and software	22,602	12,193	1,869
Right-of-use assets, net	22,764	14,422	2,210
Other non-current assets	5,250	2,530	388
Non—current financial investment	—	25	4

Total non-current assets	50,616	29,170	4,471

Total assets	991,426	1,036,376	158,831

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	99,903	34,754	5,326
Accounts payable	99,050	37,407	5,733
Notes payable	27,462	13,963	2,140
Contract liabilities	8,288	430,388	65,960
Accrued liabilities and other current liabilities	40,691	63,343	9,708
Lease liabilities, current	9,838	12,621	1,934

Total current liabilities	285,232	592,476	90,801

Non-current liabilities:
Lease liabilities, non-current	13,399	3,322	509
Other non-current liabilities	—	8,020	1,229

Total non-current liabilities	13,399	11,342	1,738

Total liabilities	298,631	603,818	92,539

Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,372,222,222 shares issued, 2,350,123,270 and 2,328,326,132 shares outstanding as of December 31, 2019 and 2020, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 22,098,952 and 43,896,090 shares as of December 31, 2019 and 2020, respectively)	—	(23,915)	(3,665)
Additional paid-in capital	1,631,609	1,634,619	250,516
Statutory reserves	97,307	97,307	14,913
Accumulated other comprehensive loss	(55,542)	(79,780)	(12,227)
Accumulated deficit	(980,579)	(1,195,673)	(183,245)

Total shareholders’ equity	692,795	432,558	66,292

Total liabilities and shareholders’ equity	991,426	1,036,376	158,831

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$
Net revenues
Products revenue	448,289	159,727	37,838	5,799
Leases revenue	11,267	2,860	—	—
Service revenue	1,877	151	68	10
Other revenues	1,814	303	340	53

Total net revenues	463,247	163,041	38,246	5,862
Cost of revenues	(1,136,676)	(180,033)	(29,155)	(4,468)

Gross (loss)/profit	(673,429)	(16,992)	9,091	1,394

Operating expenses:
Research and development expenses	(63,609)	(32,117)	(40,057)	(6,139)
Sales and marketing expenses	(7,684)	(3,181)	(6,147)	(942)
General and administrative expenses	(56,446)	(40,561)	(33,887)	(5,193)

Total operating expenses	(127,739)	(75,859)	(80,091)	(12,274)

Loss from operations	(801,168)	(92,851)	(71,000)	(10,880)
Interest income	1,793	283	173	27
Investment income	179	1,963	895	137
Interest expense and guarantee fee	(1,395)	(785)	(98)	(15)
Foreign exchange (loss)/gains, net	(1,392)	2,066	33	5
Value added tax refunds	905	—	—	—
Other income/(loss), net	2,867	2,942	(2,054)	(315)

Loss before income tax expenses	(798,211)	(86,382)	(72,051)	(11,041)
Income tax expense	—	(24)	96	15

Net loss	(798,211)	(86,406)	(71,955)	(11,026)

Foreign currency translation adjustment, net of nil tax	(3,272)	(15,402)	(15,238)	(2,335)

Total comprehensive loss	(801,483)	(101,808)	(87,193)	(13,361)

Weighted average number of shares used in per share calculation:
— Basic and diluted	2,240,601,754	2,350,115,118	2,332,549,534	2,332,549,534
Net loss per share (cent per share)
— Basic and diluted	(35.62)	(3.68)	(3.08)	(0.47)
Research and development expenses	17,649	1,025	(1,625)	(249)
Sales and marketing expenses	28	11	8	1
General and administrative expenses	30,018	600	457	70

The table below sets forth a reconciliation of net loss to non-GAAP adjusted net loss for the period indicated:

	For the Three Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$
Net loss	(798,211)	(86,406)	(71,955)	(11,026)
Share-based compensation expense	47,695	1,636	(1,160)	(178)

Non-GAAP adjusted net loss	(750,516)	(84,770)	(73,115)	(11,204)

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Years Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Net revenues
Products revenue	1,392,859	427,522	65,521
Leases revenue	24,548	18,963	2,906
Service revenue	2,668	300	46
Other revenues	2,548	901	139

Total net revenues	1,422,623	447,686	68,612
Cost of revenues	(1,938,626)	(409,922)	(62,823)

Gross (loss)/profit	(516,003)	37,764	5,789

Operating expenses:
Research and development expenses	(168,982)	(140,041)	(21,462)
Sales and marketing expenses	(21,917)	(19,980)	(3,062)
General and administrative expenses	(347,633)	(131,624)	(20,172)

Total operating expenses	(538,532)	(291,645)	(44,696)

Loss from operations	(1,054,535)	(253,881)	(38,907)
Interest income	3,853	3,153	483
Investment income	3,055	5,844	896
Interest expense and guarantee fee	(20,038)	(3,587)	(550)
Foreign exchange gains, net	6,809	2,419	371
Value added tax refunds	1,253	—	—
Other income, net	25,093	30,958	4,745

Loss before income tax expense	(1,034,510)	(215,094)	(32,962)

Net Loss	(1,034,510)	(215,094)	(32,962)

Foreign currency translation adjustment, net of nil tax	9,688	(24,238)	(3,715)

Total comprehensive loss	(1,024,822)	(239,332)	(36,677)

Weighted average number of shares used in per share calculation:
— Basic and diluted	2,153,172,769	2,345,703,779	2,345,703,779
Net loss per share (cent per share)
— Basic and diluted	(48.05)	(9.17)	(1.41)
Share-based compensation expenses were included in:
Research and development expenses	22,465	652	100
Sales and marketing expenses	358	41	6
General and administrative expenses	247,419	2,257	346

The table below sets forth a reconciliation of net loss to non-GAAP adjusted net loss for the years indicated:

	For the Years Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
Net loss	(1,034,510)	(215,094)	(32,962)
Share-based compensation expense	270,242	2,950	452

Non-GAAP adjusted net loss	(764,268)	(212,144)	(32,510)